Exhibit 1.01

Edgewell Personal Care Company Conflict Minerals Report
For the Reporting Period from January 1, 2025 to December 31, 2025

This report for the reporting period from January 1, 2025 to December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the "Rule"). The Rule was adopted by the Securities and Exchange Commission (the "SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. "Conflict minerals" are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether they fund armed conflict. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Forward-Looking Statements

This Conflict Minerals Report contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements can be identified by words such as "expect," "anticipate," "project," "will," "should," "believe," "intend," "plan," "estimate," "predict," "seek," "continue," "outlook," "may," "might," "can have," "likely," "potential," "target," and variations of such words and similar expressions. The principal forward-looking statements in this Conflict Minerals Report include statements about improvements to our due diligence process, mitigating actions and future steps. Forward-looking statements are based on management's estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results could differ materially from those projected as a result of certain factors, some of which beyond our control, including, among others, suppliers’ willingness and ability to comply with the Responsible Minerals Initiative's Responsible Minerals Assurance Process ("RMAP") audit process and our due diligence process as well as our effectiveness in managing such process, the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, changes in the Conflict Minerals rules and other political and regulatory developments relating to the sourcing of Conflict Minerals, compliance costs and those factors set forth in the Risk Factors sections of our periodic filings with the SEC. Any forward-looking statement in this Conflict Minerals Report is based only on information currently available and speaks only as of the date on which it is made. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Additionally, while certain information herein may be important, it is not necessarily material for purposes of our reporting under various regulatory obligations, even if we use “material,” “materiality,” or similar language herein.

Company Overview

This report has been prepared by the management of Edgewell Personal Care Company (herein referred to as "Edgewell," the “Company, "we," "us," or "our"). The information includes the activities of all majority-owned subsidiaries and controlled subsidiaries that are required to be consolidated. It does not include the activities of entities that are not required to be consolidated.

Edgewell is one of the world’s largest manufacturers and marketers of personal care products in the wet shave and sun and skin care categories. With operations in approximately 20 countries, the Company’s products are widely available in more than 50 countries.

As of the end of the reporting period, the Company conducted its business in the following segments:

•Wet Shave consists of products sold under the Schick®, Wilkinson SwordTM, Edge, Skintimate®, Billie®, Shave Guard and our custom brands group (formerly sold under our Shave Guard and Personna® brands), as well as non-

branded products. The Company’s wet shave products include razor handles and refillable blades, disposable shave products, and shaving gels and creams.
•Sun and Skin Care consists of Banana Boat® and Hawaiian Tropic® sun care products, Jack Black®, Bulldog® and Cremo® men’s and women’s grooming products, Billie women’s grooming products and Wet Ones® products.
•Feminine Care includes tampons, pads and liners sold under the Playtex Gentle Glide® and Sport®, Stayfree®, Carefree®, and o.b.® brands.

We identified 3TG contained in products: (i) for which 3TG are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured by us; (iii) for which the manufacture was completed during calendar year 2025; and (iv) for which we were unable to reasonably determine that all of the 3TG contained therein did not originate in the Covered Countries (or came from recycled or scrap sources) (the "Covered Products").

The Covered Products include power razors and trimmers. Based on our analysis, we determined that the only 3TG mineral present in the Covered Products is tin.

Conflict Minerals Policy

We have adopted a conflict minerals policy which expresses our goal to ensure that all 3TG minerals used in our products are "DRC conflict free." Our policy is publicly available on our website at http://edgewell.com/supplier-relations/. The website and information accessible through it are not incorporated into this document.

Supply Chain

A number of our products contain advanced components and compounds manufactured by our suppliers. These suppliers may manufacture the components themselves or source some or all of the production from their suppliers. These suppliers may do the same with lower tier suppliers. We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for three to five years or more and we cannot unilaterally impose new contract terms or flow-down requirements. However, as we enter into new contracts, or our contracts renew, we have sought to include a clause under which our suppliers undertake that no 3TG that originated in the Covered Countries are incorporated in, or necessary to, the functionality or production of any product delivered to us, including in any component of such product manufactured by a third party. In-scope supplier contracts either contain an appropriate clause prohibiting the supply of non-compliant 3TG or contain a requirement to abide by our Supplier Code of Conduct, which includes a clause on conflict minerals. Additionally, as described below, we worked with the in-scope suppliers to obtain 3TG sourcing information.

Due to the size of our supply base, it is not practicable to conduct a survey of all our suppliers, and we believe a reasonable approach is to conduct a survey of the suppliers who provided 3TG-containing components for the Covered Products in 2025. Using this approach, like last year, we identified two in-scope suppliers. Both suppliers responded, resulting in a 100% response rate.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors.

In accordance with the OECD Guidance (as defined below) and the Rule, this report is available on our website at http://edgewell.com/supplier-relations/. The website and information accessible through it are not incorporated into this document.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry ("RCOI") Results

We conducted RCOI surveys as described in the "Supply Chain" section above. We rely on suppliers whose components contain 3TG to disclose the origin of any 3TG used in their manufacturing processes and to identify the 3TG processing facilities within their supply chain. Our direct suppliers are similarly reliant upon information provided by lower-tier suppliers. We reviewed the responses that we received against criteria developed to determine if further engagement with our suppliers was required. Based on the responses, no further engagement was determined to be required with the in-scope suppliers.

Based on this inquiry, Edgewell has determined that there is no reason to believe that the 3TG contained in the Covered Products may have originated in a Covered Country.

Design of our Due Diligence Framework

Our due diligence framework was designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Guidance") and the related Supplements for 3TG. We are a "downstream company" within the meaning of the OECD Guidance, and, therefore, have designed our due diligence framework in a manner consistent with those portions of the OECD Guidance specifically applicable to downstream companies. Our framework also leverages the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”).

We have a cross-functional team responsible for compliance with this framework, including members of our legal and procurement teams.

Due Diligence Measures Performed

The due diligence measures we performed include, but are not limited to:

•Communicating our policy on conflict minerals to direct suppliers;

•Communicating the commitments and requirements expected of our direct suppliers, supported by, when appropriate, email and phone dialogues;

•Assessing smelter and refiner names provided by in-scope suppliers against the RMAP and our internal supplier risk platform, which assesses smelters for the associated risk level of their mineral sourcing;

•Approving a risk management plan through which the material risks related to the conflict minerals program are managed and monitored. Since our in-scope suppliers have generally been in-line with policy, we have found no instances where it was necessary to terminate a contract or find a replacement supplier to date. However, our risk mitigation strategy allows for a flexible response depending on the risks identified, and we may continue relationships with a supplier while such supplier improves its compliance program; and

•Providing material updates to senior management and the Audit Committee of our Board of Directors.

Due Diligence Results
We have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. We have identified two smelters included in our suppliers' supply chains. The list of smelters and the identified countries of origin are included as Appendix A.

Further Steps to be Taken to Mitigate Risk

We intend to continue to take the following steps to further improve our due diligence to mitigate the risk that the necessary conflict minerals in our Covered Products could benefit armed groups in the DRC or adjoining countries:

•Continue to incorporate a conflict minerals flow-down clause in supplier contracts and our Supplier Code of Conduct; and

•    Engage with suppliers and direct them to training resources to attempt to maintain the 100% response rate and improve the content of the supplier survey responses.

Appendix A - List of Smelters/Refiners and Identified Countries of Origin

Based on the information that was provided by our suppliers, we believe that, to the extent reasonably determinable, the facilities that used to process the 3TG contained in the Covered Products included the smelters and refiners listed below. While we have not received information on the underlying mines associated with the 3TG, all smelters identified by the in-scope suppliers of 3TG have been audited and designated as conformant with the RMI’s Responsible Minerals Assurance Process, and the supplier maintains in good standing in that program through continuous validation.

Based on the information obtained pursuant to the due diligence process, we have no reason to believe that 3TG used in the Covered Products may be of non-compliant origin and we have received no information from our suppliers indicating that the 3TG in our Covered Products directly or indirectly financed or benefited armed groups in the Covered Countries.

Metal	Smelter Name	Smelter Country	Smelter Code
Tin	Yunnan Tin Company, Ltd.	CHINA	CID002180
Tin	Chengfeng Metals Co Pte Ltd	CHINA	CID002158